

UNITED STATES

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2021

Mars Guangyuan Cai
Chief Executive Officer
Smart Share Global Ltd
6th Floor, 799 Tianshan W Road
Changning District, Shanghai 200335
People's Republic of China

> **Re: Smart Share Global Ltd**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form F-1**
> **Submitted February 19, 2021**
> **CIK No. 0001834253**

Dear Mr. Cai:

　　We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-1 Submitted February 19, 2021

Prospectus Summary, page 1

1.　　We note your response to our prior comment 1. While you have provided definitions of "online network" and "offline network" elsewhere in the document, we continue to believe that the introductory sentence stating that you are a "consumer tech company with a massive online and offline network" is vague and unclear in its relation to your business. Please revise this sentence to clarify how your description here is applicable to your business of mobile device charging. Please also avoid using the word "massive," or otherwise provide context to investors as to how you are defining the term massive.

Please make similar revisions where you use the phrase "massive opportunities for industry participants" and "[your] system also contains massive current and potential location partner database." Please also revise your definition of "online network" to remove references to your "large user base." Please also tell us if there are any differences between your "online network" and "registered users."

2. We note your response to our prior comment 2 and reissue it in part. Please also tell us whether you use the number of registered users as a key variable when managing the business.

3. We note your response to our prior comment 5 and reissue it. Please provide additional disclosure on your extensive coverage network, such as the average number of POIs in each province of China, so that investors understand the geographic distribution of your network.

4. We note the changes that you made in response to our prior comment 6, including that a wireless charging dock is an "undesirable alternation" to traditional power bank technologies. Please revise to explain why you believe that wireless charging docks are undesirable.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Affecting Our Results of Operations, page 101

5. For the increase in your average incentives fee rate to 57.1% for the nine months ended September 30, 2020, please explain to us and provide detailed analysis and discussion of the increase in this financial metric from the corresponding period in the prior year. In this regard, please discuss how the increase in the average incentive fee rate corresponds to changes in the amount of entry fees paid to new location partners and changes in revenue for the periods as implied by your current disclosure on page 101. Refer to Staff Release 33-10751 on the Commission Guidance on Management's Discussion and Analysis of Financial Condition and Results of Operations, Item 303(c)(2)(ii) of Regulation S-K, and the instructions to Item 5 of Form 20-F.

Business, page 127

6. We note your response to our prior comment 16 and reissue it in part. To the extent you have entered into material agreements with any third parties, including suppliers, manufacturers, assembly partners, network partners, location partners, and co-owners of your advanced hardware and software technologies, please file copies of such agreements as exhibits.

Our Operation Models, page 135

7. We note your response to our prior comment 19 and reissue it in part. Please include your response with respect to your network partner model in your disclosure.

Management Expertise, page 137

8.      Where you state that you have achieved a "large market share," please define the market and disclose your market share for the particular period.

Smart Share Global Limited Financial Statements
Notes to Consolidated Financial Statements
2. Summary of principal accounting policies
(m) Revenue recognition, page F-20

9.      Your disclosure on page F-21 indicates that you account for the sale of cabinets to network partners as embedded leases that are classified as capital leases in your financial statements.  Please revise the notes to your financial statements to include the disclosures outlined in ASC 840-30-50-1a. and b. with respect to these capital lease arrangements or explain why you do not believe these disclosures are required.

    You may contact Robert Shapiro at (202) 551-3273 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.  Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc:     Z. Julie Gao